                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           DURAKON INDUSTRIES, INC.
      -------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                  2666334101
      -------------------------------------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 266334101             SCHEDULE 13G               Page 2 of 6 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     PHILIP GREER


2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /x/
3.   SEC Use Only

4.   Citizenship or Place of Organization
     NEW YORK


                         5.   Sole Voting Power
                              -0-

Number of Shares
                         6.   Shared Voting Power
 Beneficially                 581,225

 Owned by Each
                         7.   Sole Dispositive Power
Reporting Person              -0-

     With
                         8.   Shared Dispositive Power
                              581,225


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     581,225


10.  Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares*                                 /X/


11.  Percent of Class Represented by Amount in Row 9
     8.85


12.  Type of Reporting Person*
     BD,IA,PN

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 266334101             SCHEDULE 13G               Page 3 of 6 Pages


Item 1(a).        Name of Issuer:  Durakon Industries, Inc.

Item 1(b).        Address of Issuer's Principal Executive Office:

                  2101 N. Lapeer Road
                  Lapeer, MI 48446

Item 2(a).        Name of Person Filing:

                  Philip Greer, individually and on behalf of WPG CDA III, L.P. ("CDA III") and WPG CDA III, Ltd. ("Overseas GP"), the Sole General Partner of WPG Corporate Development Associates III, L.P. ("WPG CDA") and the Overseas General Partner of WPG Corporate Development Associates III (Overseas), L.P., a Cayman Islands limited partnership ("Overseas").

Item 2(b).        Address of Principal Business Office, or if None, Residence:

                  555 California Street
                  Suite 3130
                  San Francisco, CA 94104

Item 2(c). Citizenship: Weiss, Peck & Greer, L.L.C. ("WPG") is a limited liability company, organized under the laws of the State of Delaware. Philip Greer is a citizen of the United States.

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number:  266334101

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

                  (a)      ( X )      Broker or Dealer  registered under Section
                                      15 of the Securities  Exchange Act of 1934
                                      (the "Act")

                  (b)      (   )      Bank as defined in Section 3(a) (6) of the
                                      Act
                  (c)      (   )      Insurance Company as defined in Section
                                      3(a) (19) of the Act
                  (d)      (   )      Investment  Company  registered under
                                      Section 8 of the Investment Company Act of
                                      1940
                  (e)      ( X )      Investment  Adviser  registered under
                                      Section 203 of the Investment  Advisers
                                      Act of 1940

                  (f)      (   )      Employee  Benefit  Plan,  Pension Fund
                                      which is subject to the provisions of the Employee Retirement Income

CUSIP No. 266334101             SCHEDULE 13G               Page 4 of 6 Pages


                                      Security Act of 1974 or Endowment Fund;
                                      see Sec. 240.13d-1(b) (1) (ii) (F)
                  (g)      (   )      Parent  Holding  Company,  in  accordance
                                      with  Sec.  240.13d-1(b)  (ii) (G) (Note:
                                      See Item 7)
                  (h)      (   )      Group, in accordance with paragraph
                                      240.13d-1(b) (1) (ii) (H)

Item 4(a).        Ownership:

                  The following information concerning percentages of ownership of outstanding share of common stock is based on a total of 6,565,000 shares reported to be outstanding by Durakon Industries, Inc. at September 30, 1996.

                  As of December 31, 1996, WPG CDA and Overseas owned of record 470,425 shares and 110,800 shares, respectively, of Durakon Industries, Inc. common stock ("Common Stock"). The shares owned by WPG CDA and Overseas may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by CDA III and Overseas GP respectively. Mr. Greer, a managing partner of CDA III, and Overseas GP, may be deemed to be the beneficial owner of all of the above described shares within the meaning of Rule 13d-3.

                  Accordingly, by reason of the provisions of Rule 13d-3, as of December 31, 1996, Philip Greer may be deemed to own beneficially 581,225 shares of Common Stock or approximately 8.85% of the outstanding shares, with shared voting and investment power as to all such shares. Mr. Greer disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by WPG CDA and Overseas, except to the extent of his beneficial interest as a partner in CDA III and Overseas GP or in WPG, a limited partner in WPG CDA and Overseas.

                  This Schedule 13G is not being filed with respect to the share of Durakon Industries, Inc. which may be owned of record by any general partner of CDA III or general partner of Overseas GP, other than Mr. Greer, since no such partner possesses or shares voting or investment power with respect to the shares. Each of such general partners disclaims ownership, pursuant to Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective general partner owns of record, or may be deemed to own by reason of his interest as a partner in the various partnerships described herein. Each of the entities described herein as owning shares of Common Stock disclaims, pursuant to Rule 13d-4, beneficial ownership of such shares as are owned by the other entities described herein.

CUSIP No. 266334101             SCHEDULE 13G               Page 5 of 6 Pages


Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of the Group:

                  Not applicable.

Item 10.          Certification:

By signing below, Richard S. Pollack, General Counsel of WPG, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by Philip Greer were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 266334101             SCHEDULE 13G               Page 6 of 6 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 1, 1997

Philip Greer

By:  ___________________________
     Richard S. Pollack
     General Counsel of
     Weiss, Peck & Greer, L.L.C.
     attorney-in-fact for Philip Greer

 Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Philip Greer, has made, constituted and appointed, and by these presents does make, constitute and appoint, Richard S. Pollack his true and lawful attorney-in-fact and agent, for him and in his name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D and Schedules 13G, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

         WITNESS THE EXECUTION HEREOF this 3rd day of January , 1997, by Philip Greer.


                                           ------------------------------------
                                                       Philip Greer

STATE OF NEW YORK  )
COUNTY OF NEW YORK     )

                                           ------------------------------------
                                                       Notary Public



MICHAEL E. SINGER

Notary Public, State of New York
No. O2S15043204
Qualified in New York County
Commission Expires May 8, 1997